

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

<u>Via E-mail</u>
Paul Howarth
Principal Executive Officer
The Graystone Company, Inc.
380 Lexington Ave, 17th Floor
New York, NY 10168

      Re: The Graystone Company, Inc.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed March 23, 2011
              File No. 000-54254

Dear Mr. Howarth:

      We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                      /s/ Jan Woo

                                      Jan Woo
                                      Attorney-Advisor